NO ACT

PE

12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010621

February 22, 2010

Received SEC
FEB 22 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2009

Dear Ms. Weber:

This is in response to your letters dated December 23, 2009 and January 21, 2010 concerning the shareholder proposal submitted to Verizon by The Firefighters' Pension System of the City of Kansas City, Missouri, Trust. We also have received a letter on the proponent's behalf dated January 13, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 W. Washington Blvd., Suite 900
Chicago, IL 60661

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2009

The proposal urges the board to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that would obligate the company to make payments, grants, or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or other benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jessica S. Kane
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 21, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Supplement to Letter Dated December 23, 2009
Related to the Shareholder Proposal of The Firefighters'
Pension System of the City of Kansas City, Missouri Trust

Ladies and Gentlemen:

I refer to my letter dated December 23, 2009 (the "December 23 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by The Firefighters' Pension System of the City of Kansas City, Missouri Trust (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders ("the 2010 proxy materials").

This letter is in response to the letter to the Staff dated January 13, 2010 submitted by The Marco Consulting Group on behalf of the Proponent (the "Proponent's Letter") and supplements the December 23 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent and by email to The Marco Consulting Group.

I. The Proponent's Letter Fails to Refute Verizon's Argument that Verizon has Substantially Implemented the Proposal.

The Proponent's Letter fails to refute Verizon's argument that the Verizon Policy (as described in the December 23 Letter) and the periodic submission of the Verizon Long Term Incentive Plan for shareholder approval, together, substantially implement the essential objective of the Proposal: namely, to provide shareholders with the opportunity to vote on future agreements that would obligate Verizon to make payments to an executive officer's estate following his or her death. The Proponent does not contest Verizon's interpretation of the cited authorities that the company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8 so long as the company addresses the underlying concern of the proposal. Rather, the Proponent claims that Verizon has not substantially implemented the Proposal because the Verizon Policy only applies to certain types of agreements and there is nothing to prevent Verizon from granting death benefits to senior executives outside of those types of agreements. This argument fails because it is based on a mischaracterization of the Verizon Policy. As explained in the December 23 Letter, the Verizon Policy applies to "any new agreement" with a senior executive that provides severance benefits upon termination of employment, including by reason of death. Contrary to the Proponent's assertion, under the Verizon Policy, Verizon shareholders would have an opportunity to vote on the type of agreement that the Shaw Group entered into with its former CEO's estate.

The Proponent's Letter does not dispute Verizon's claim that its shareholders have already had the opportunity, and will periodically have other opportunities, to approve how the terms of long-term incentive awards are established under the Verizon Long Term Incentive Plan, including whether or not those awards may remain outstanding following the death of a Verizon executive officer. Accordingly, Verizon continues to believe that the Verizon Policy and the periodic submission of the Verizon Long Term Incentive Plan for shareholder approval together substantially implement the Proposal under Rule 14a-8(i)(10).

II. The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal Is Impermissibly Vague and Indefinite.

The Proponent's Letter fails to refute Verizon's argument that the Proposal is impermissibly vague and indefinite because it is subject to differing interpretations. The Proponent makes no effort to address the numerous ambiguities and uncertainties identified in the December 23 Letter, but simply asserts, without any support or justification, that the language of the proposal is clear. For example, instead of responding to Verizon's argument that the discrepancy between the types of payments listed in the resolution and the types of payments discussed in the supporting statement renders the Proposal impermissibly vague and indefinite, the Proponent's Letter simply

restates the language of the resolution and asserts that the "list can hardly be considered vague or indefinite." The Proponent takes a similar approach with respect to Verizon's argument that the Proposal is impermissibly confusing in its treatment of equity grants, simply responding that the Proposal is clear and concise without addressing the issue of whether or not equity grants that vest at a future point are "earned" at the time of award.

The Proponent's Letter also fails to rebut Verizon's argument that the Proposal is impermissibly false and misleading because it mischaracterizes and exaggerates the payments which would be paid to the estate of a Verizon senior officer. The fact that Verizon did not raise a similar issue in its request to exclude a similar proposal last year has no bearing on the merits of the argument. Verizon agrees that the various tabular compensation disclosures contained in its proxy statement "speak for themselves." However, it is important to note that the amounts disclosed in the Summary Compensation Table and in the severance tables contained in the proxy statement are presented in a format to comply with specific disclosure requirements promulgated by the Commission. Once the Proponent selectively transports some of the information contained in those tables into the supporting statement and then adds its own commentary as to what the amounts represent, the disclosures no longer "speak for themselves." Rather, the Proponent speaks for the disclosures in a way that, as presented in the supporting statement, is materially false and misleading, as illustrated in the December 23 Letter.

The Proponent suggests that "if Verizon feels the need to interpret them for its shareholders the appropriate vehicle for doing that is its statement of opposition to the proposal." In paragraph 4 of Staff Legal Bulletin No. 14B (September 1, 2004) ("SLB No. 14B"), the Staff describes circumstances in which is would not be appropriate for companies to exclude supporting statement language or an entire proposal in reliance on rule 14a-8(i)(3), because objections to those types of statements can be addressed in the statement of opposition. That is not the case here. This is an instance where exclusion would be appropriate because the resolution, when read together with the supporting statement, "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what measures the proposal requires." (SLB No. 14B)

Finally, the Proponent's Letter seems to claim that Verizon should be precluded from excluding the Proposal from the proxy materials for its 2010 annual meeting of shareholders because it unsuccessfully sought to exclude a similar proposal from the proxy materials for its 2009 annual meeting of shareholders. However, the Proponent acknowledges that Verizon raises new arguments in the December 23 Letter that it did not raise with respect to the prior proposal. In paragraph 6 of Staff Legal Bulletin No. 14 (July 13, 2001), the Staff explains how variations in the language of a proposal, *or*

different bases cited by a company, may result in different responses to proposals that address the same or similar subject matter.

I. Conclusion

For the reasons set forth above and in the December 23 Letter, Verizon believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Greg A. Kinczewski

Richard G. Boersma
Secretary, The Firefighters' Pension System
of the City of Kansas City, Missouri, Trust

THE MARCO
CONSULTING
GROUP



January 13, 2010

RECEIVED
2010 JAN 25 AM 11:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc. 2009 Annual Meeting Shareholder Proposal of The Firefighters' Pension System of the city of Kansas City, Missouri, Trust

Dear Ladies and Gentlemen:

This letter is submitted on behalf of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, (hereinafter referred to as "the Proponent") in response to the December 23, 2009 letter from Verizon Communications Inc. ("Verizon") which seeks to exclude from Verizon's proxy materials for its 2010 annual meeting the Proponent's precatory shareholder proposal ("proposal") which urges the Board of Directors ("Board") to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that would obligate Verizon to make payments, grants or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or other benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Verizon.

Verizon's letter argues that it is entitled to exclude the proposal because: (A) Verizon has substantially implemented the proposal; and (B) the proposal is vague and indefinite and thus materially false and misleading.

SUBSTANTIAL IMPLEMENTATION

The Proponent presented a similar proposal at the 2009 annual meeting of Verizon . The only differences in the two proposals is to cite 2007 compensation tables in the proposal for the 2009 annual meeting and to cite 2008 compensation tables in the proposal for the 2010 annual meeting. According to Verizon's 10-Q report, the votes for and against the proposal were 709,811,833 votes for and 1,243,282,051 votes against. The only differences in the two proposals is to cite 2007 compensation tables in the proposal for the 2009 annual meeting and to cite 2008 compensation tables in the proposal for the 2010 annual meeting.

Verizon argues in its letter (pages 2-4) that it believes it has substantially implemented the proposal because it has adopted a policy that gives shareholders a vote on future severance agreements that exceed 2.99 times the sum of an executive's base salary plus non-equity U.S.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

incentive plan payments and, in compliance with New York Stock Exchange requirements, Verizon also provides shareholders with periodic votes on Verizon's long-term incentive plan.

The fatal flaw in Verizon's argument is that there is currently nothing to prevent Verizon from granting death benefits to its senior executives without shareholder approval by simply providing for the death benefits in stand outside of a severance agreement or the company's long term incentive plan. For example, the Shaw Group had an agreement with its CEO estate in which the estate would be paid $17 million for the CEO not competing while he was dead. It is also worth noting that death benefits could be made part of a cash bonus plan or be included in severance agreements that are less than 2.99 times the sum of an executives base salary plus non equity incentive plan payments and thus would not trigger a shareholder vote.

The only way to ensure that shareholders would be given a vote on obligations to make payments, grants or awards following the death of a senior executive is for their to be a specific policy on the issue as requested in the proposal.

VAGUE AND INDEFINITE, FALSE AND MISLEADING

Verizon raised this same issue in its December 29, 2008 letter which unsuccessfully sought to exclude Proponent's identical proposal from Verizon's proxy materials for its 2009 annual meeting.

The specific arguments Verizon raises in its December 23, 2009 letter are contained on pages 6-7. Some echo the December 29, 2008 letter and some are new. They are:

--It is impossible to determine with any certainty what payments would be subject to shareholder approval. This same argument was made in Verizon's December 29, 2008 letter. The proposal specifies payments, grants or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or other benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation and even refers to exact page numbers in the 2009 proxy statement. Proponent respectfully submits that list can hardly be considered vague or indefinite.

--It is impossible to determine with any certainity whose compensation arrangements would be subject top shareholder approval. "Senior executives" is the term used in the proposal. Verizon did not challenge that phrase in its December 29, 2008 letter and there is no evidence that the nearly 2 billion shares that were cast on the proposal at Verizon's 2009 annual meeting were confused by it either. The proposal allows Verizon to further define the term and the Proponent is confident that Verizon would do so in good faith if it chooses to implement this precatory proposal.

--It is impossible to determine with any certainty which equity grants would be subject to shareholder approval. The proponent respectfully submits that the proposal clearly and concisely calls for shareholder approval of awards following the death of a senior executive, accelerated vesting of awards or continuation of unvested equity grants.

--It is impossible to determine with any certainty whether the Proposal would require the Board to seek shareholder approval before entering an agreement (such as an employment agreement or an award agreement under the long term incentive plan) or

> adopting a policy (such as the executive life insurance program) or whether the Board could obtain shareholder ratification of these actions. As the Proponent noted in its January 12, 2009, response to Verizon's December 29, 2008 letter: "The only reference to this timing issue in the proposal is in the final sentence of the SUPPORTING STATEMENT, which states: 'Prior shareholder approval may not always be practical to obtain, and this proposal provides the flexibility to seek approval or ratification **after** the material terms are agreed upon.' (Emphasis supplied.) The Proponents respectfully submit that there is nothing vague about this provision. If it is not practical to obtain prior shareholder approval, the proposal allows shareholders to vote on the agreement after it is entered into. Nonetheless, if the SEC finds that the proposal is not clear on this point, the Proponents have no objection to having this sentence become the last sentence in the RESOLVED section instead of being the last sentence in the SUPPORTING STATEMENT."

On pages 8-10 of its December 23, 2009 letter, Verizon argues that the proposal mischaracterizes the compensation earned by various executive officers in the Summary Compensation Table and the Severance and Change in Control Benefits Table in the 2009 proxy statement. The Proponent notes that it cited the same tables in the same way in its proposal for the 2009 annual meeting and Verizon did not object in its December 29, 2008 no action letter request. The Proponent also submits that Verizon's Compensation Table and Severance and Change in Control Benefits Table speak for themselves and if Verizon feels the need to interpret them for its shareholders the appropriate vehicle for doing that is its statement in opposition to the proposal, not a letter seeking no action.

CONCLUSION

For the foregoing reasons, the Proponent believes that the relief sought in Verizon's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK: mal

cc: Mary Louise Weber
Assistant General Counsel
Verizon
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of The Firefighters' Pension System
of the City of Kansas City, Missouri, Trust

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from The Firefighters' Pension System of the City of Kansas City, Missouri, Trust (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

The Proposal states:

Resolved: The shareholders of Verizon Communications Inc. (the "Company") urge the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that would obligate the Company to make payments, grants, or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or

other benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime.

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials (1) under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal and (2) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2010 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May Be Omitted Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983) (the "1983 Release"). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). See also, *Nordstrom Inc.* (February 8, 1995) (proposal that company commit to code of conduct for overseas suppliers was substantially implemented by existing company guidelines, even though guidelines did not commit company to conduct regular or random inspections to ensure compliance).

Verizon believes that it has substantially implemented the Proposal because the Board has already adopted a policy that satisfactorily addresses the essential objective of the Proposal: namely, to provide shareholders with the opportunity to vote on future agreements that would obligate Verizon to make payments to an executive officer's estate following his or her death. Verizon's Policy on Executive Severance Agreements (the "Verizon Policy"), which is disclosed on Verizon's website at http://investor.verizon.com/corp_gov/policies.aspx, applies to any new agreement with an executive officer that provides severance benefits upon termination of employment, including by reason of death. The Verizon Policy provides that Verizon will seek shareholder approval of any new agreement with an executive officer that provides for severance benefits exceeding 2.99 times the sum of the executive's base salary plus

non-equity incentive plan payment. Several of Verizon's executive officers who had legacy employment agreements entered into prior to the adoption of the Verizon Policy have retired over the past year. As a result, beginning in 2010, all existing agreements with Verizon executive officers comply with the limits set forth in the Verizon Policy, and any new agreement that does not so comply would be subject to shareholder approval.

Moreover, Verizon, in compliance with New York Stock Exchange requirements, periodically provides shareholders with the opportunity to approve the plan pursuant to which long-term incentive awards are issued. In 2009, Verizon's shareholders had the opportunity to vote on the amended and restated Verizon Communications Inc. Long-Term Incentive Plan (the "LTIP"). Verizon's 2009 proxy statement disclosed that if an executive officer's employment is involuntarily terminated as a result of death, the vesting and payment of outstanding awards under the LTIP will occur on the regularly scheduled dates. In approving the LTIP by a substantial majority, the shareholders expressly authorized the Human Resources Committee of the Verizon Board to establish the terms and conditions of equity awards issued under the LTIP, including the terms and conditions for vesting and payments after death. Thus, Verizon has provided, and in accordance with New York Stock Exchange requirements will continue to provide, shareholders with the opportunity to approve or disapprove of the terms of equity awards.

Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). See *ConAgra Foods, Inc.* (July 3, 2006), *Honeywell International Inc.* (February 21, 2006) and *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion of a proposal requesting a sustainability report because the company had posted an equivalent report or other information on its website that addressed the company's policies, practices and performance in the areas suggested by the proposal. Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concern. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *the Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Verizon believes that the Verizon Policy and the periodic submission of the LTIP for shareholder approval, together, substantially implement the underlying objective of the Proposal. The Staff has consistently taken the position that Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the *essential objective* of the proposal even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by the proponent. See 1983 Release; *Lowe's Companies, Inc.* (March 20, 2009) (permitting

exclusion of a proposal seeking adoption of a policy for store siting modeled on WalMart's policy where the company had adopted its own store siting policy), *Johnson & Johnson* (February 17, 2006) (permitting exclusion of a proposal directing the company to verify employment legitimacy of current and future employees and terminate employees not in compliance where the company had verified employment eligibility of all employees hired since 1986 in compliance with federal law); *Exxon Mobil Corporation* (March 18, 2004) and *Xcel Energy, Inc.* (February 17, 2004) (each permitting exclusion of a proposal requesting report regarding the company's response to climate changes and greenhouse gas emissions where the company addressed the general issues identified in proposal through various policies and reports); and *The Talbots Inc.* (April 5, 2002) (permitting exclusion of proposal requesting the company commit to specific code of conduct where the company had implemented its own business practice standards).

For the foregoing reasons, Verizon believes that the Verizon Proposal substantially implements the Proposal within the meaning of Rule 14a-8(i)(10) and, accordingly, Verizon may properly exclude the Proposal from its 2010 proxy materials.

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Vague and Indefinite and, thus, Materially False and Misleading in Violation of Rule 14a-9.

1. The Proposal Is Impermissibly Vague and Indefinite Because It Is Subject to Differing Interpretations.

Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *General Electric Company* (February 5, 2003) (proposal urging the Board "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);

- *Pepsico, Inc.* (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments);

- *Woodward Governor Co.* (November 26, 2003) (proposal sought to implement "a policy for compensation for the executives... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

- *International Machines Business Corp.* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and

- *Pfizer Inc.* (February 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price,"

and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Wendy's International, Inc.* (February 24, 2006) (permitting exclusion of a proposal seeking a report detailing the progress made toward "accelerating development" of controlled-atmosphere killing where the meaning of "accelerating development" was unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal seeking to limit indemnification but did not define "reckless neglect"); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy… after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions …in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc. supra,* the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.*

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it is internally inconsistent and fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by Verizon's Board of Directors. The Proposal requests that the Board obtain shareholder approval for future agreements and corporate policies that would obligate Verizon to make payments following the death of a senior executive. As explained in more detail below, the Proposal is inherently confusing because it fails to clearly delineate between annual compensation in the form of benefits provided during the course of employment and extraordinary compensation that would be subject to the shareholder approval requirement proposed by the Proposal. As a result, the shareholders cannot know with any reasonable certainty what they are being asked to approve. The ambiguities and inconsistencies presented by the Proposal include the following:

- <u>It is impossible to determine with any certainty *what* payments would be subject to shareholder approval.</u> According to the resolution contained in the Proposal, all payments made by Verizon following an executive officer's death "in the form of salary, bonuses…or the continuation of … perquisites and other payments or benefits in lieu of compensation" would be subject to shareholder approval.

However, the supporting statement expands the types of payments that would be covered to include payments made by a third party life insurance company under the executive's own life insurance policy, as well as Verizon's payments on premiums[1] and tax gross ups. As a result, shareholders cannot possibly know the intended scope of the proposed policy.

- It is impossible to determine with any certainty *whose* compensation arrangements would be subject to shareholder approval. The proposal fails to define the term, "senior executives." Depending on how one interprets the meaning of "senior executives," the Proposal could apply to as many as 336 Verizon senior managers or 17 elected Verizon officers or as few as the five Verizon officers who are "named executive officers" under the Commission's proxy disclosure rules.

- It is impossible to determine with any certainty which equity grants would be subject to shareholder approval. The Proposal is confusing in its treatment of equity grants. According to the supporting statement, the Proposal would provide shareholders with "a vote on agreements that would provide payments or awards after a senior executive's death and are unrelated to services rendered to the Company." Shareholders may have differing views as to whether an equity award granted in connection with a senior executive's annual total compensation opportunity should be subject to the policy. It is not self-evident that such awards are "unrelated to services rendered to the company" by virtue of the fact that they vest and are paid based on conditions that are satisfied in the future. Does it make a difference if the senior executive dies two years before the regularly scheduled vesting date or one day before? The Proposal seems to make a distinction between earned and unearned compensation, but the basis upon which this distinction is made is vague and arbitrary.

- It is impossible to determine with any certainty whether the Proposal would require the Board to seek shareholder approval *before* entering an agreement (such as an employment agreement or an award agreement under the long-term incentive plan) or adopting a policy (such as the executive life insurance program) or whether the Board could obtain shareholder ratification of these actions. The resolution contained in the Proposal expressly requires shareholder approval, but the supporting statement seems to provide otherwise, stating "this proposal provides the flexibility to seek approval or ratification after the material terms are agreed upon."

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[1] As disclosed in its 2009 proxy statement (page 41), Verizon makes executive life insurance available to executives on a voluntary basis. The executive owns the policy and is responsible for paying the premiums; however, Verizon pays the executive an amount that covers part of the premium. Verizon considers this payment to be a benefit of employment. In fact, all employees receive a life insurance benefit. It is unclear whether the Proposal, which purports to curtail payments made by Verizon following the death of an executive, also intends to cover this benefit made to the executive while he or she is still alive and employed by Verizon.

As a result of these ambiguities and internal inconsistencies in the Proposal, neither the shareholders voting on the Proposal, nor the Board in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

2. *The Proposal is Impermissibly False and Misleading in Violation of Rule 14a-9 Because It Mischaracterizes and Exaggerates the Payments Which Would Be Paid to the Estate of a Verizon Senior Officer.*

The Proposal is impermissibly false and misleading because, as explained in detail below, the resolution and the supporting statement, taken together, mischaracterize the nature of, and significantly exaggerate the size of, payments that would be paid to the estate of each of the named executive officers in Verizon's 2009 proxy statement following his or her death. Through these mischaracterizations and exaggerations, the Proponent creates the materially false and misleading impression that Verizon has a "'Golden Coffin' problem" and "saddle[s] shareholders" with exorbitant payments made to the estates of senior executives.

In the supporting statement, the Proponent lists the amount of total compensation earned by each named executive officer in 2008, as reflected in the Summary Compensation Table contained in the 2009 proxy statement (the "Summary Compensation Table"). The Proponent then asserts that, if these same officers had died on December 31, 2008, they "also" would have received the amounts listed in the Severance and Change in Control Benefits table contained in the 2009 proxy statement (the "Severance Table"). This statement creates the false implication that the officers would have received the amounts listed in the Severance Table *in addition to* the amounts listed in the Summary Compensation Table. In fact, many of the amounts listed in the Severance Table are duplicative or nearly duplicative of the amounts listed in the Summary Compensation Table or in summary compensation tables in prior proxy statements.

For example, in the case of Mr. Seidenberg, Verizon's chief executive officer, the approximately $35 million listed in the Severance Table and characterized by the Proponent as an "additional payment" is largely comprised of income he would have otherwise earned or been entitled to regardless of death, coupled with a payment by an insurance company (not Verizon) under the terms of an insurance policy paid for, in part, by him and, in part, by Verizon. Any premiums or tax gross-up paid by Verizon for the insurance policy is a benefit of employment and included in the "All Other Compensation" column of the Summary Compensation Table. The substantial overlap between the amounts shown in the Summary Compensation Table and the Severance Table is demonstrated in the following table:

Severance Table	Summary Compensation Table
$3,937,500 – assumes that Mr. Seidenberg worked for the entire year and award was paid at target	$3,740,625 – as reported in column (g), reflecting actual payout at less than target
$10,816,661 and $10,683,565 for the 2007 and 2008 PSU grants – assumes payout of the awards at target	$11,365,521 – as reported in column (e), reflecting the SFAS No. 123(R) accounting expense for the 2008 PSU grant and additional expense associated with the 2007 and 2006 PSU grants $19,198,033 – as reported in column (e) of the summary compensation table in Verizon's 2008 proxy statement, reflecting the SFAS No. 123(R) accounting expense for the 2007 PSU grant and additional expense associated with the 2006 and 2005 PSU grants Note: Because Mr. Seidenberg is retirement eligible, he is entitled to these awards upon the regularly scheduled vesting and payment date in any event (death does not in any way affect the terms and conditions of vesting and payment)
$10,051,001 – proceeds of life insurance policy paid by third party insurer (*not Verizon*); premiums for policy were paid for, in part, by Verizon and, in part, by Mr. Seidenberg	$150,057 and $123,782 – Verizon contributions to the premium and associated tax gross-up, included in column (i) and disclosed in footnote 5. Note: As disclosed in the amendment to Schedule 14A filed April 23, 2009, Verizon has now eliminated the tax-gross up for its contribution to the life insurance benefit
$10,000 – financial planning allowance	$10,000 – annual financial planning benefit included in column (i) and disclosed in footnote 5

Contrary to the Proponent's assertion that the Severance Table shows that Verizon is obligated to make approximately $35 million of "additional payments" in the event of Mr. Seidenberg's death, that table does not indicate that Verizon is obligated to make *any* special payments over and above payments related to compensation that Mr. Seidenberg had already earned either during the prior year or as a result of his 43 years of service to the Company.[2]

As a result of the mischaracterization of all of the amounts that appear in the Severance Table as "additional payments" to those that are reported in the Summary Compensation Table, the Proponent's entire supporting statement is materially false and misleading. Moreover, the confusion between benefits provided by Verizon in the ordinary course of employment and cash severance payments that are only paid in the event of termination of employment renders the Proposal so inherently vague and indefinite that neither the shareholders voting on the Proposal, nor the Board in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

III. Conclusion.

Verizon believes that the Proposal may be omitted in its entirety from its 2010 proxy materials (1) under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal and (2) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (816) 513-1280.

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[2] Unlike Mr. Seidenberg, the other named executive officers in the 2009 proxy statements have legacy employment agreements that provide for specified payments upon termination of employment, including by reason of death. However, as discussed earlier, three of those officers have retired within the past year and the remaining Verizon executive officers, to the extent that they have an employment agreement, have agreements that are in compliance with the Verizon Policy.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard G. Boersma
Secretary, The Firefighters' Pension System
of the City of Kansas City, Missouri, Trust

EXHIBIT "A"


CITY OF FOUNTAINS
HEART OF THE NATION
KANSAS CITY
MISSOURI

Human Resources Department

The Firefighters' Pension System

12th Floor, City Hall
414 East 12th Street
Kansas City, Missouri 64106

(816) 513-1928
Fax: (816) 513-1280

November 13, 2009

BY OVERNIGHT DELIVERY AND FAX
(908-766-3813)

Verizon Communications Inc.
Assistant Corporate Secretary
Attention: William Horton Jr.
140 West Street
29th Floor
New York, New York 10007

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Horton:

In my capacity as Secretary of the Board of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Verizon Communications Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Richard G. Boersma
Secretary

RESOLVED: The shareholders of Verizon Communications Inc. (the "Company") urge the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that would obligate the Company to make payments, grants, or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or other benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime.

SUPPORTING STATEMENT

We support a compensation philosophy that motivates and retains talented executives and ties their pay to the long-term performance of the Company. We believe that such an approach is needed to align the interests of executives with those of shareholders.

"Golden coffin" agreements, however, provide payment *without* performance, after an executive is dead. Companies claim that these agreements are designed to retain executives. In our opinion, death defeats this argument. "If the executive is dead, you're certainly not retaining them," said Steven Hall, a compensation consultant." ("Companies Promise CEOs Lavish Posthumous Payouts," The Wall Street Journal, June 10, 2008.)

Senior executives have ample opportunities to provide for their estate by contributing to a pension fund, purchasing life insurance, voluntarily deferring compensation, or through other estate planning strategies. Often, these services are provided by or subsidized by the company even though, in our opinion, the senior executives could afford to pay for these benefits themselves out of their other compensation. We see no reason to saddle shareholders with payments made without receiving any services in return. Peter Gleason, chief financial officer of the National Association of Corporate Directors, calls "golden coffin" arrangements a "bad idea." ("Making Peace Between Boards and Investors," Financial Week, June 16, 2008.)

The "Golden Coffin" problem is illustrated by the Company's 2009 proxy statement. According to the Compensation Table on page 40, the Company's most highly compensated executives received total compensation in 2008 of $18,573,638, $11,062,661, $15,911,560, $5,874,811 and $7,436,705. According to the Severance and Change in Control Benefits table on pages 47-49, if these same executives would have died on December 31, 2008, they would also have

DRAFT – 7/21/08

received $35,498,727, $50,816,230, $26,782,686, $19,647,666 and $17,082,739 respectively. These additional payments would have been generated by incentive plans, employment agreements (where applicable), financial planning and executive life insurance. Footnotes e) and f) on page 41 explain the Company's payments on premiums and tax gross-ups for the insurance.

Consequently, we request that the Company adopt a policy of providing shareholders with a vote on agreements that would provide payments or awards after a senior executive's death and are unrelated to services rendered to the Company. We believe this may induce restraint when parties negotiate such agreements.

Prior shareholder approval may not always be practical to obtain, and this proposal provides the flexibility to seek approval or ratification after the material terms are agreed upon.

DRAFT – 7/21/08